390 – 3600 Lysander Lane , Richmond, BC Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940

444 Cedar Street, St. Paul, MN 55101, Tel: +1 (651) 389-4100

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: +1 (218) 471-2150 / Fax: +1 (218) 225-4429

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2012-13

POLYMET STRENGTHENS PERMITTING EXPERTISE
GROUNDWATER MONITORING REQUIREMENTS SATISFIED

St. Paul, Minnesota, September 11, 2012 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) today reported that it has hired Foth Infrastructure & Environment ("Foth") to assist in completion of the NorthMet environmental review and permitting process. Separately, PolyMet has completed a mine site groundwater monitoring program in order to addresses concerns expressed by the U.S. Environmental Protection Agency ("EPA") in its review of the 2009 Draft Environmental Impact Statement ("EIS").

PolyMet owns 100% of the NorthMet Project, which comprises the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota. The Minnesota Department of Natural Resources ("DNR"), the U.S. Forest Service ("USFS") and the U.S. Army Corp, of Engineers ("USACE") are Lead Agencies and the EPA is a co-operating Agency in the preparation of the Supplemental Draft EIS.

Foth Infrastructure & Environment

Foth is a recognized leader in environmental review and permitting with a nationwide reputation for successful permitting of nonferrous mining projects in the upper Midwest. In particular, Foth was the lead consultant that secured the environmental permits for the Kennecott Eagle nickel and copper mine in Michigan and the Flambeau Copper Mine in Wisconsin.

"I am very excited to have Foth join our permitting team," said Jon Cherry, president and CEO of PolyMet. "Foth's key role is to provide strategic advice related to securing the permits necessary to construct and operate the NorthMet Project in an environmentally sound manner, as well as to ensure appropriate quality of permit submittals." Foth is conducting a high-level review of input to the NorthMet SDEIS, working with other consulting firms including Minnesota-based Barr Engineering, which will continue critical environmental design, engineering and permitting work for the project. Foth’s experience in locations similar to those found in Northeastern Minnesota, combined with Barr Engineering's experience in Iron Range mining projects, creates a very strong team. "Foth is very pleased to be working on this high quality copper-nickel project in the Midwest. I am confident that the successful permitting experiences we have had on these types of mines, combined with the historic and ongoing experience of Barr Engineering, will bring the PolyMet permits across the finish line," said Steve Donohue, Director at Foth.

Groundwater Monitoring

In 2011, PolyMet decided to undertake additional groundwater monitoring at the NorthMet mine site in order to address EPA concerns about the dataset used in the 2009 Draft EIS. The initial program, comprising monthly sampling and analysis from 24 monitoring wells, was agreed with the EPA in October 2011. PolyMet has successfully completed the agreed program and the requirements set out in the agreement with the EPA have been met. "Part of the function of the SDEIS is to address concerns raised by the EPA and others in their review of the 2009 Draft EIS. Exhaustive review of the inputs to the SDEIS is essential to ensure that the environmental review and permitting process is accurate, thorough, and defensible," Mr. Cherry observed. "The current focus is to finalize engineering controls needed to demonstrate the project will meet all applicable compliance standards. Once these design details are finalized they will be incorporated into a draft SDEIS for final review by Lead and co-operating Agencies prior to publication of the SDEIS for public review.”

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel- precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor at the plant site and an additional three-quarters of a million hours of construction labor preparing the mine site, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per: “Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Jenny Knudson	Alex Macdougall
VP – Investor Relations	IR Consultant
Tel: +1 (651) 389-4110	Tel: +1 (226) 663-3000
jknudson@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

In connection with the forward-looking information contained in this news release, PolyMet has made numerous assumptions, regarding, among other things: the geological, metallurgical, engineering, financial and economic advice that PolyMet has received is reliable, and is based upon practices and methodologies which are consistent with industry standards. While PolyMet considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2012 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended July 31, 2012 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.